ABN 48 123 123 124

Premium Business Services	Telephone: (02) 9151 8255
Business Finance Services	Facsimile: 1300 553 478
Receivables Finance
Level 7,
101 George Street
PARRAMATTA NSW 2150
Australia

8th July 2010

Mark Leigh, CFO
Hudson Global Resources (Aust) Pty Limited
Level 19, 45 Clarence Street
SYDNEY NSW 2000

Dear Mark,

Re:           Receivables Finance Facility

We are pleased to advise that the Commonwealth Bank of Australia ABN 48 123 123 124 (the “Bank”) has approved your Receivables Finance facility. This offer is conditional upon payment of any Establishment Fee detailed below, and meeting the conditions listed in Attachment ‘A’.  Should the Bank, for any reason, decide not to proceed with this offer, the Establishment Fee will be refunded to you.

We enclose a copy of the Bank’s Receivables Finance Agreement, which sets out the terms and conditions applying to the facility. Notwithstanding the terms of the Receivables Finance Agreement, to the maximum extent possible, the terms of this offer letter prevail where there is any conflict or inconsistency between the effect or scope of any provision of the Receivables Finance Agreement and this offer letter. Please take the time to read this document carefully; we recommend that you obtain your own legal and financial advice in relation to the Agreement.

Offer To:	Hudson Global Resources (Aust) Pty Limited
ACN 002 888 762 (“the Client”)

Facility:	Invoice Discounting (Non Disclosed)

Limit:	$15,000,000 or Client Availability, whichever is the lesser.

Discount Rate:	Bill Rate plus a margin of 1.60%.

"Bill Rate" means, at the relevant time, the rate percent per year (expressed as a yield to maturity and rounded upwards if necessary to 4 decimal places) being:

(1)
the average bid rate for bills of exchange ("Bills") having the closest term to 30 days displayed on Reuters screen page BBSY (or its replacement page) at around 10.15am (Sydney time) on the first Business Day of that period; or

(2)
if that screen rate is not displayed by 10.30am (Sydney time) on that day, or there is an obvious error in that rate or the Bank determines, acting reasonably, that the basis on which that rate is determined ceases to reflect the calculation of the Bank's cost of funding as compared to at the date of this document:

(2.1)
the average of the buying rates quoted to the Bank by at least three Australian banks selected by it at or around that time on that day for Bills accepted by a leading Australian bank having the closest term to 30 days; or

(2.2)
if there are not at least three such buying rates quoted, the rate set on that day by the Bank in good faith for the relevant period having regard, to the extent possible, to comparable indices then available in current markets as to the rate otherwise bid and offered for Bills with a 30 days term.

Fees:	Establishment Fee of $30,000

Line Fee will be 0.90% of the facility limit per annum, charged monthly in advance.

The Discount Rate & Line Fee may be reviewed annually by the Bank.

Advance Rate:	75% of approved invoices

Security Schedule – Hudson Global Resources (Aust) Pty Limited ACN 002 88 762

1.	A First Registered Company Charge by Hudson Global Resources (Aust) Pty Limited ACN 002 888 762 over the whole of its asset(s) and undertaking(s) including uncalled capital.

2.	A Guarantee unlimited as to amount by Hudson Highland (APAC) Pty Limited ACN 074 319 396 supported by:

•	A First Registered Company Charge by Hudson Highland (APAC) Pty Limited ACN 074 319 396 over the whole of its asset(s) and undertaking(s) including uncalled capital.

3.
Deed of subordination by Hudson Global Resources (Aust) Pty Limited ACN 002 888 762, Hudson Highland (APAC) Pty Limited ACN 074 319 396 and Hudson Highland Group Inc, in respect to all outstanding loans between them, in favour of the Bank. The terms of such Deed of Subordination are to be satisfactory to the Bank ("Subordination Deed").

4.	Execution of the Receivables Finance Agreement by all parties.

Conditions Precedent to the Agreement

See Attachment “A”

National Privacy Principles

See Attachment “B”

Other Associated Fees

See Attachment “C”

This facility is input taxed, and GST will not apply. Nothing contained in this Letter of Offer overrides the terms and conditions as set out in the Receivables Finance Agreement.

To accept this offer please sign the Letter of Offer and return to me at Level 9, 201 Sussex Street, SYDNEY NSW 2000 within 14 days.

If you have any concerns please do not hesitate to contact me on 0420 319 870.

Yours faithfully

/s/ Sandy Fitzgerald

Sandy Fitzgerald
Receivables Finance Manager
Corporate Financial Services
Premium Business Services
Commonwealth Bank of Australia

Business Purpose Declaration

I/We declare that the credit to be provided to me/us by the Commonwealth Bank of Australia under this Letter of Offer is to be applied wholly or predominantly for:

•	business purposes; or
•	investment purposes (after 1 July 2010, other than investment in residential property).

IMPORTANT

You should only sign this declaration if this loan is wholly or predominantly for:

• business purposes; or
• investment purposes (after 1 July 2010, other than investment in residential property).

By signing this declaration you may lose your protection under the Consumer Credit Code prior to 1 July 2010 and the National Credit Code from 1 July 2010.

Dated:  8/3/2010

/s/ Mark Leigh	/s/ Mark Steyn
Borrower	Borrower
Mark Leigh	Mark Steyn
Director	Director
Hudson Global Resources (Aust) Pty Limited	Hudson Global Resources (Aust) Pty Limited

EXECUTED by	)
Hudson Global Resources (Aust) Pty Limited	)
ACN 002 888 762)
	)	/s/ Mark Leigh
	)	Director
)
being signed by those persons who are	)	Full Name Mark Leigh
authorised under its constitution to sign	)
for the company	)	Address Level 19
	)	45 Clarence Street
	)	Sydney

	)	/s/ Mark Steyn
	)	Director
)
	)	Full Name Mark Steyn
)
	)	Address Level 19
	)	45 Clarence Street
	)	Sydney

8/3/2010
Date

Attachment “A”

Conditions Precedent to the Agreement

1.	Any encumbrances that may in any way affect the priority of the securities intended by the Bank must be removed or discharged.

The following registered charges are to be removed or discharged –

Hudson Global Resources (Aust) Pty Ltd:

»	Wells Fargo Foothill Inc. ASIC charge number 957315;

»	Wells Fargo Foothill Inc. ASIC charge number 957326;

»	Wells Fargo Foothill Inc. ASIC charge number 957332; and

»	Wells Fargo Foothill Inc. ASIC charge number 957345.

Hudson Highland (APAC) Pty Limited:

»	Wells Fargo Foothill Inc. ASIC charge number 957309;

»	Wells Fargo Foothill Inc. ASIC charge number 957318;

»	Wells Fargo Foothill Inc. ASIC charge number 957334; and

»	Wells Fargo Foothill Inc. ASIC charge number 957338.

2.	Satisfactory field report.

3.	Confirmation of indebtedness of debtors on take-up and before release of funds.

Ongoing terms and Conditions

1.	All invoices for the whole of sales are to be offered except those issued –

- on COD terms,
- on debtors with contra debts,
- on related party debtors, or
- on other ineligible debtors / transactions.

2.	If offered, invoices for sales as described in condition 1 above will be classified ineligible and excluded from funding.

3.	Invoices are not to be offered until date of issue and after the respective goods / services covered are delivered.

4.	The format of invoices is to be acceptable to the Bank.

5.
Terms to be applied to individual debtors are to be advised particularly where various terms are given. Where terms are 30 days from invoice, debtors will be recoursed at about 90 days after invoice date. For other terms, debtors will be recoursed at the end of the second period after due date.

6.
Hudson Global Resources (Aust) Pty Limited ACN 002 888 762 is to complete a reconciliation of its debtors' ledger with that of Receivables Finance by the 7th day of every month and forward the reconciliation to Receivables Finance.

7.
Provision of debtors listing with their correct legal names, ABN and ACN numbers (where the ACN is different) addresses and telephone numbers is required. The listing should be grouped according to terms of or with trade terms indicated if varying from the standard.

8.
All debtors must be ABN registered. Non-registered debtors will be classified ineligible. An excessive number of ineligible debtors will necessitate the cancellation of the facility. A listing of creditors‟ names and addresses is also required at settlement.

9.
If the Borrower conducts or will conduct any business under formal trade debtor initiated contracts that are outside the Borrower's normal business offerings, a copy of such contracts must be provided to the Bank for perusal before offering any invoices under those contracts.

10.
Hudson Global Resources (Aust) Pty Limited ACN 002 888 762 is to facilitate completion of field inspections of its financial records by the Bank's Receivables Finance team and availability of aged open item analysis of debtors.

Undertakings

The Borrower undertakes as follows, except to the extent that the Bank otherwise consents in writing.

Compliance Certificate

Compliance Certificates must be supplied to the Bank quarterly, within 45 days of each quarter end and to be accompanied by quarterly management accounts including Profit & Loss, Balance Sheet and Cash Flow statements, together with the external auditors' quarterly report.

Financial Covenants

The Borrower undertakes to the Bank that at any time it will ensure the following covenants are met in respect of the Borrower for the relevant period.

Fixed Charge Coverage Ratio

Fixed Charge Coverage Ratio for each quarter will not be less than 1.40 times.

Fixed Charge Coverage ratio is calculated on a 12 month rolling basis and is defined as:

EBIT + Operating Lease expense
Bank Interest expense + Operating Lease expense

EBIT is defined as Earnings before Bank Interest & Taxes(and prior to any distributions/payments to related entities).

Net Worth Ratio

Ratio of Net Worth to Total Tangible Assets at any time will not be less than 70%.

Tangible Net Worth is defined as:

Total Net Worth + Subordinated Loans - Intangibles
Total Tangible Assets – Loans to Related Parties

Provision of Financial data

1.
The Borrower undertakes to provide annual audited consolidated financial statements and Budgeted Profit & Loss, and monthly Cash Flow for the subsequent financial year, within 120 days of the end of each financial year.

2.	Detailed Debtors Aged Trial Balances and Summary Creditors Aged Trial Balances are to be provided monthly.

3.	Australian Taxation Office tax account running balance (from ATO website) provided at periodic field reviews, and confirming that all outstanding taxation obligations have been satisfied in full.

Further Undertakings

1.	Maintenance of 33% concentration limit on all debtors.

2.
Negative Pledge. The Borrower and its controlled entities will not raise any external debt or pledge security without the prior consent of the Bank, other than any debt which is subject to the terms of the Subordination Deed.

3.
Distributions, payment of interest (other than bank interest), dividends, management fees, repayment of loans and loans made to any parties outside the Borrower will be restricted to a maximum not exceeding Net Profit After Tax (per Australian Accounting Standards). Distributions will not be allowed whilst there is any breach of covenant and / or any other terms and conditions of the facilities.

Additional loans to Hudson Global Resources (NZ) Limited are allowed to a maximum amount of NZ$1,500,000. This is in addition to the existing loan outstanding of NZ$16,026,088. Should additional drawings be allowed, they are to be made within the restriction referred to above.

4.
The Borrower undertakes not to vary the terms of the Intercompany Loan Agreement between Hudson Global Resources (Aust) Pty Limited (A.C.N. 002 888 762) and Hudson Global Resources (NZ) Limited without the Bank's prior written consent.

5.	All taxation obligations are to be met as and when they fall due.

“Attachment B”

National Privacy Principles (“NPPs”)

During the term of your facility with the Bank, you may from time to time provide the Bank with personal information relating to your customers. This may include names, addresses, trade references and transactional information.

Under the NPPs” – in force from 21 December 2001- the Bank is required to ensure that individuals whose personal information it collects are made aware of certain matters – we refer to National Privacy Principle 1.5.

You should seek your own advice in relation to how they will apply to your business. As noted above, we also have obligations. Whilst your facility will involve Non-Disclosed Receivables Finance, we believe that our obligations under the NPPs require a generic statement to be made to individuals whose personal information is received by us from you.

Accordingly, you should provide these customers with the following message: -

“Your personal information may be disclosed to financiers with whom we have funding arrangements. Your information will only be used by them in relation to and for the purposes of such arrangements.”

NB Under the National Privacy Principles, an individual is defined as ‘a natural person’.

Attachment “C”

FEES AND CHARGES SCHEDULE FOR BUSINESS BANKING FACILITIES

		Amount/Method of
Name	When Payable	Calculation

BANK FEES

Settlement Fee	On Settlement	$150.00

Lodgement Fee	On lodgement of documents	$150.00
	for registration

Stamping
Lodgement Fee	On lodgement of Security for stamping	$150.00

Guarantor Information
Pack Fee	Payable per borrower, to partially	$200.00
	reimburse the Bank for the costs
	involved in providing guarantor(s)
	with financial information on the
	borrower(s). Applicable where the
	Borrower is an individual or Small
	Business (as defined by the Code
	of Banking Practice) and the security
	includes a guarantee by an individual

NON BANK FEES

Stamp Duty on	When Agreement is executed in NSW	$500.00
Receivables Finance Agreement		for declaration of a trust

	When Agreement is executed in VIC	$200.00
		for declaration of a trust

	When Agreement is executed in TAS or NT	$20.00
		for declaration of a trust

Stamp Duty on	When Charge is executed in NSW, if	$10.00
Registered Company	not otherwise stamped for other dutiable
Charge	facilities

ASIC Registration Fee	On registration of Charge	$135.00

ASIC Discharge Fee	On registration of Discharge of Charge	$65.00

Trust Investigations	Review of a trust deed with no variation	$192.50

	Review of a trust deed with no variation	$225.50
	per each subsequent variation	$30.00